Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

May 5, 2015

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Susan Block

RE : Turning Point Brands, Inc. Registration Statement on Form S-1 (File No. 333-207816)

Dear Ms. Block:

Reference is made to the Registration Statement on Form S-1 (No. 333-207816) of Turning Point Brands, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2015 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 3:00 p.m. Eastern Time on May 10, 2016, or as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Commission.

The Company acknowledges that:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under a separate letter, Cowen and Company, LLC and FBR Capital Markets & Co., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank, Tweed, Hadley & McCloy LLP, by calling Brett Nadritch at (212) 530-5301.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Turning Point Brands, Inc.

By:	/s/ James Dobbins
Name:	James Dobbins
Title:	General Counsel